Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

FINAL DIVIDEND FOR 2011 – ELECTION FOR STERLING DIVIDEND – AND RESULTS OF VOTING AT 2012 ANNUAL GENERAL MEETING

London, 30 April 2012 - Randgold Resources Limited confirmed today that shareholders approved an annual dividend for the year ended 31 December 2011 of US$0.40 per share. The dividend payment will be made on 29 May 2012 to shareholders on the register on 11 May 2012. The ex-dividend date will be 9 May 2012.

The United States dollar is the Company’s main economic and reporting currency. It is therefore the natural currency in which to determine dividends. Nevertheless, shareholders wishing for the conversion of dividend payments into sterling may do so by completing a sterling election form which is available on the Company’s website www.randgoldresources.com and posting it back to the transfer secretaries, to be received by Monday 14 May 2012, or by contacting Computershare Investor Services (Jersey) Limited (Tel: +44 (0)870 707 4040). Shareholders who have previously elected to receive their dividends in sterling will continue to do so until such time as they change their election.

In addition, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on the Company’s website www.randgoldresources.com and posting it back to the transfer secretaries, to be received by Monday 14 May 2012.

The exchange rate for payment to those who have elected to receive their dividends in sterling will be set on 15 May 2012.

RESULTS OF VOTING AT 2012 RANDGOLD RESOURCES ANNUAL GENERAL MEETING

The final proxy voting figures for the annual general meeting of Randgold Resources, held on 30 April 2012, are shown below:

ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTENTIONS

1.	Receipt of reports and financial statements
	(Resolution 1)	79 400 886	8 688	21 514
ORDINARY RESOLUTION CARRIED

2.	Declare a final dividend
	(Resolution 2)	79 283 059	82 081	65 998
ORDINARY RESOLUTION CARRIED

3.	Approve the Directors’ Remuneration Report
	(Resolution 3)	77 904 940	925 169	601 028
ORDINARY RESOLUTION CARRIED

4.	Re-election of Philippe Liétard as a director
	(Resolution 4)	76 126 686	3 280 733	23 719
ORDINARY RESOLUTION CARRIED

5.	Re-election of Mark Bristow as a director
	(Resolution 5)	79 309 060	98 854	23 224
ORDINARY RESOLUTION CARRIED

6.	Re-election of Graham Shuttleworth as a director
	(Resolution 6)	79 304 530	101 879	24 729
ORDINARY RESOLUTION CARRIED

7.	Re-election of Norborne Cole Jr as a director
	(Resolution 7)	76 780 414	2 626 379	24 345
ORDINARY RESOLUTION CARRIED

8.	Re-election of Christopher Coleman as a director
	(Resolution 8)	76 771 747	2 626 149	33 242
ORDINARY RESOLUTION CARRIED

9.	Re-election of Kadri Dagdelen as a director
	(Resolution 9)	76 771 529	2 626 354	33 255
ORDINARY RESOLUTION CARRIED

10.	Re-election of Karl Voltaire as a director
	(Resolution 10)	79 303 266	94 493	33 379
ORDINARY RESOLUTION CARRIED

11.	Re-election of Andrew Quinn as a director
	(Resolution 11)	79 307 589	94 369	29 180
ORDINARY RESOLUTION CARRIED

12.	Re-appointment of BDO LLP as auditors
	(Resolution 12)	79 400 637	9 139	21 362
ORDINARY RESOLUTION CARRIED

13.	To determine the auditors’ remuneration
	(Resolution 13)	79 394 226	14 133	22 779
ORDINARY RESOLUTION CARRIED

14.	Authority to allot shares
	(Resolution 14)	77 646 852	1 755 703	28 583
ORDINARY RESOLUTION CARRIED

15.	Award ordinary shares to non-executive directors
	(Resolution 15)	79 289 558	103 860	37,720
ORDINARY RESOLUTION CARRIED

SPECIAL RESOLUTIONS

16.	Authority to disapply pre-emption rights
	(Resolution 16 )	78 416 493	969 586	45 059
SPECIAL RESOLUTION CARRIED

17.	Authority to purchase its own shares
	(Resolution 17)	78 028 565	1 382 804	19 769
SPECIAL RESOLUTION CARRIED

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com